EXHIBIT A

NOTIFICATION OF THE COMPANY’S

TENDER OFFER TO PURCHASE SHARES.

September 24, 2009

Dear Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC Member:

We are writing to inform you of a tender offer by Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (the “Company”) to purchase shares of Multi-Strategy Series G.

Important Information Regarding this Tender Offer

This quarterly tender offer provides shareholders with an opportunity to redeem shares in the Company at the unaudited net asset value as of December 31, 2009.  If you are not interested in tendering your Shares for purchase by the Company at this time, you may disregard this notice.  (Even if you are not tendering Shares at this time you may wish to review Section 7 of the attached Offer to Purchase, which describes the Company’s new tender offer terms.)

Shares may be presented to the Company for purchase only by tendering them during one of the Company’s announced tender offers.  The tender offer period begins on September 24, 2009 and will end on October 23, 2009.  Should you wish to tender any of your Shares for purchase by the Company during this tender offer period, please complete and return the enclosed Notice of Intent to Tender in the enclosed postage-paid envelope.

All tenders must be received by CAI Investing Services, the Company’s agent designated for this purpose, either by mail or by fax in good order no later than 12:00 midnight, New York time, October 23, 2009.  If by fax, please deliver an original executed copy promptly thereafter.

If you do not wish to tender your Shares, no action is required.  Simply disregard this notice.

Questions

If you have any questions, please refer to the attached Tender Offer to Purchase document, which contains additional important information about the tender offer, or call Harold Terry at CAI Investing Services at (212) 559-4055.  You may also direct questions to your financial consultant.

Sincerely,

Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC

IF YOU DO NOT WANT TO SELL YOUR SHARES AT THIS TIME, PLEASE DISREGARD THIS NOTICE.